CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.00% Senior Notes due May 6, 2011	$1,986,000	$141.60

(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 41 dated May 25, 2010

(To the Prospectus dated March 31, 2009, as supplemented

by the Prospectus Supplement dated April 21, 2009 and

the Prospectus Supplement No. 2 dated September 14, 2009)

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-158319

ZIONS BANCORPORATION

$2,000,000

Second Reopening of the

4.00% Senior Medium-Term Notes due May 6, 2011

Pricing Supplement No. 41

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 6, 2011 (the “Notes”).

CUSIP:	98970EBA6

Aggregate Principal Amount:	$2,000,000

Auction Agent Fee:	0.300% of Principal Amount ($6,000)

Net Proceeds:	$1,979,858

Interest Accrual Date/ Initial Settlement Date:	May 6, 2010

Coupon:	4.00%

Final Auction Price:	99.300%

Issue Price for Tax Purposes:	100.00%

Maturity:	May 6, 2011

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 21, 2009 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$2,000,000

Second Reopening of the

4.00% Senior Medium-Term Notes due May 6, 2011

Pricing Supplement No. 41 (continued)

Series:

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture.

This is a reopening of the Notes we initially issued on May 6, 2010. As of May 25, 2010, there was $40,216,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this pricing supplement. All of the Notes being offered hereby are a part of the same series of, and have the same CUSIP as, the Notes that initially settled on May 6, 2010. Upon settlement, the Notes offered by this pricing supplement will be fungible with the $40,216,000 in aggregate principal amount of the Notes that we have previously issued.

We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on May 6, 2010, Investors who purchase these Notes will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (May 6, 2010) up to, but not including, the Reopening Settlement Date (expected to be May 28, 2010).

Interest Payment Dates:	Interest will be paid semiannually on May 6 and November 6, beginning on November 6, 2010, to holders of record as of the preceding April 22 and October 22, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Ratings:

BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Auction Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 28, 2010, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3).